[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

September 20, 2013

Re:	New Residential Investment Corp.
Draft Registration Statement on Form S-11
Submitted August 20, 2013
CIK No. 1556593

Dear Mr. McTiernan:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 6, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-11 that was confidentially submitted on August 20, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, a revised Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the confidential submission of August 20, 2013 to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

General

1.	We note that you have entered into a $350 million master repurchase agreement collateralized by your Non-Agency RMBS. Please revise to disclose the haircut. In addition, please tell us how you concluded the agreement is not required to be filed as an exhibit.

The Company has expanded its disclosure to provide the haircut on the $350 million master repurchase agreement. This disclosure is included on page 9 and is set forth below for ease of reference.

On August 1, 2013, we replaced approximately $330 million in existing repurchase agreements collateralized by our Non-Agency RMBS with a one-year $350 million master repurchase agreement that is not subject to margin calls. The repurchase agreement has a 73% advance rate. One of our subsidiaries entered into the agreement, and we have guaranteed all of its obligations thereunder.

Mr. Michael McTiernan

Securities and Exchange Commission

September 20, 2013

The Company respectfully informs the Staff that it concluded that the agreement is not required to be filed as an exhibit because the Company believes the agreement is not a “material contract” under Item 601 of Regulation S-K. In general, a “material contract” is any contract “not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement…” The Company entered into the repurchase agreement in the ordinary course of business, and the agreement is not material to the Company because it replaced $330 million of repurchase agreements reflected on the Company’s balance sheet at June 30, 2013. As a result, the agreement only modestly increased the Company’s outstanding debt.

Distribution Policy, page 59

2.	We note public statements made by your manager regarding anticipated dividend amounts for your company. Please disclose these estimated dividends and explain to us in your response how you determined that there is a reasonable basis for the dividend amounts. We may have further comment.

The Company respectfully informs the Staff that the Company’s prior public statements regarding estimated dividend amounts are no longer current. On September 18, 2013, the Company announced a dividend for the third quarter of $0.175 per common share. The Company has expanded its disclosure to describe the third quarter dividend. This disclosure is included on page 59 and is set forth below for ease of reference.

We intend to make regular quarterly distributions, which include all or substantially all of our taxable income, to holders of our common stock out of assets legally available therefore. We declared a quarterly dividend of $0.07 per common share for the quarter ended June 30, 2013, which was paid in July 2013. We declared a quarterly dividend of $0.175 per common share for the quarter ending September 30, 2013, which will be paid on October 31, 2013 to holders of record as of September 27, 2013. The dividend was based on estimated taxable earnings during the quarter. The amount of any future dividend is subject to board approval and depends on a variety of factors, as set forth below. As a result, the amount of any future dividend is uncertain, and dividends declared in future periods may differ materially from dividends declared in past periods…Distributions will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Delaware law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. Our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio, and, in turn, upon our Manager’s management of our business. Distributions will be made in cash to the extent that cash is available for distribution. We may not be able to generate sufficient net interest income to pay distributions to our stockholders. In addition, our board of directors may change our distribution policy in the future. See “Risk Factors.”

Market Considerations, page 63

3.	We note your revised disclosure regarding your belief that changes in interest rates will not meaningfully impact the net interest spread on your non-agency portfolio. We also note the significant change in the net interest spread on your non-agency portfolio from 1Q to 2Q. Please revise to disclose the drivers of the change in spread.

The Company has revised its disclosure to discuss the drivers of the change in spread between 1Q and 2Q. This disclosure is included on page 65 and is set forth below for ease of reference.

The net interest spread on our Non-Agency RMBS portfolio as of June 30, 2013 was 2.84%, compared to 4.00% as of March 31, 2013. This difference is primarily attributable to the lower yield on the securities purchased in the second quarter of 2013 as compared to the yield on securities purchased prior to the second quarter.

Mr. Michael McTiernan

Securities and Exchange Commission

September 20, 2013

Core Earnings, page 93

4.	We note the measure Core Earnings presented on page 94. Please further explain the adjustment to earnings to present consumer loans on a level yield basis.

The Company’s equity method investees (the “Consumer Loan Companies”) determined that some, but not all, of the loan pools met the scope of ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality.” The pools that do meet the scope of ASC 310-30 are accounted for using a level yield methodology in the Company’s financial statements. The pools that do not meet the scope of ASC 310-30 are accounted for under ASC 310-20 in the Company’s financial statements. ASC 310-20, unlike ASC 310-30, does not prescribe a level yield methodology.

The adjustment to earnings related to the consumer loan investment presents all of the loans as if they met the scope of ASC 310-30. Accordingly, the total income expected from all of the loans is recognized using a level yield methodology. The Company believes that the level yield methodology allows investors to evaluate the performance of the investment using the same measure that management uses to operate the business. The Company notes that the consumer loans are accounted for on the same level yield basis for purposes of computing incentive compensation to the Manager.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

5.	Please tell us what consideration you gave to including the $350 million master repurchase agreement entered into on August 1, 2013 in your pro forma financial information.

The Company respectfully informs the Staff that it decided not to reflect the $350 million master repurchase agreement entered into on August 1, 2013 in its pro forma financial information because the impact of the agreement on the Company was not material for the reasons set forth in the response to comment 1 above.

Notes to Consolidated Financial Statements, page F-15

Note 4. Investments in Real Estate Securities, page F-20

6.	We note that you have recorded a $3.8 million other than temporary impairment charge on securities received from Newcastle in the spin-off. We also note your disclosure on page F-21 indicating that Newcastle recorded the impairment because it no longer had the intent to hold the securities past May 15, 2013 as a result of the planned spin-off. In contrast, you disclose that New Residential believes that these securities are recoverable over their expected holding periods, and that New Residential has no intent to sell, and it is not more likely than not to be required to sell, these securities. In light of this, please explain to us your basis for recording this charge in the financial statements of New Residential. Cite the relevant accounting guidance.

The Company recorded a $3.8 million impairment charge on securities received from Newcastle in the spin-off as a result of the guidance related to the distribution of nonmonetary assets. The Company notes that its financial statements include periods from both before and after the spin-off. Prior to the time of the spin-off, Newcastle recorded the impairment because it no longer had the intent and ability to hold the securities as a result of the planned spin-off. Pursuant to the guidance in ASC 505-60-25-2, the Company should record the assets at Newcastle’s “recorded amount” (carrying value). This guidance is set forth below for ease of reference.

Paragraph 845-10-30-10 requires that the accounting for the distribution of nonmonetary assets to owners of an entity in a spinoff be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value). As specified in Section 505-60-15, a further requirement of the nonmonetary assets being distributed is that they constitute a business. Accordingly, an entity’s distribution of the shares of a wholly owned or consolidated subsidiary to its shareholders shall be recorded based on the carrying value of

Mr. Michael McTiernan

Securities and Exchange Commission

September 20, 2013

the subsidiary. Regardless of whether the spun-off operations will be sold immediately after the spinoff, the transaction shall not be accounted for as a sale of the accounting spinnee followed by a distribution of the proceeds.

The Company notes that the impairment charge must be recorded in its financial statements in order to account for the assets at Newcastle’s “recorded amount” (carrying value) after the reduction for impairment.

In evaluating the appropriate accounting treatment, the Company also considered which presentation would be most meaningful for the investors. Given that investors would hold stock in both the Company and Newcastle immediately after the spin, it seemed most useful and meaningful for investors for the amounts recorded at Newcastle to be consistent with the amounts presented in the Company’s separate financial statements.

Note 15. Recent Activities, page F-37

7.	We note from page 123 that your management agreement was amended on August 1, 2013. Please disclose the significant revisions to the agreement and quantify the expected impact to the financial statements to the extent material.

The Company has expanded its disclosure to describe the significant revisions to the management agreement on August 1, 2013. This disclosure, which is substantially identical to the disclosure the Company provided in Item 5 of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, is included on page 127 and is set forth below for ease of reference.

The calculation of incentive compensation described above reflects an amendment on August 1, 2013 to our original management agreement dated May 15, 2013. We amended our original management agreement solely to make an adjustment to the calculation of incentive compensation. As a result of the amendment, the operating performance since inception of our investments in Excess MSRs, including investments in Excess MSRs held through equity method investees, and consumer loans are factored into the calculation of incentive compensation on the basis of our core earnings rather than our GAAP results. The primary difference between core earnings and GAAP results is the timing of income recognition. The effect of the amendment in the second quarter of 2013, the period in which the amendment was made, was a reduction in the amount of incentive compensation payable by us to our manager, mainly as a result of the exclusion from core earnings of unrealized gains on the Excess MSRs.

Exhibits

8.	We note your response to comment 20 from our letter dated August 8, 2013, as well as your schedule identifying the omitted documents on page II-12. We note that Instruction 2 to Item 601 of Regulation S-K also requires the registrant to set forth the material details in which such documents differ from the filed document. Please revise as appropriate.

In response to the Staff’s comment, the Company has expanded the schedule to describe the material details in the omitted limited liability company agreements of the Consumer Loan Companies that differ from the Amended and Restated Limited Liability Company Agreement of SpringCastle Acquisition LLC that is filed as Exhibit 10.37 to the Revised Registration Statement. This schedule is included on pages II-4 and II-12 and is set forth below, with new text underlined, for ease of reference.

The following amended and restated limited liability company agreements of the Consumer Loan Companies are substantially identical in all material respects, except as to the parties thereto and the initial capital contributions required under each agreement, to the Amended and Restated Limited Liability Company Agreement of SpringCastle Acquisition LLC that is filed as Exhibit 10.37 hereto and are being omitted in reliance on Instruction 2 to Item 601 of Regulation S-K . . .

Mr. Michael McTiernan

Securities and Exchange Commission

September 20, 2013

Draft Tax Opinion, Annex E

9.	Please tell us why counsel’s opinion is conditioned on the accuracy of the opinions listed at the end of the second paragraph. In the actual opinion paragraph, please revise to refer to the “proposed method of operation” as disclosed in the Registration Statement. In addition, since the opinion related to the registrant depends on Newcastle’s REIT status, please revise the opinion to address Newcastle’s REIT status or advise.

As discussed in the tax opinion pertaining to the Company and the Revised Registration Statement, the Company’s ability to qualify as a REIT under the Code depends on Newcastle’s continued qualification as a REIT for the 2013 taxable year and, potentially, the 2014 taxable year. Newcastle’s REIT status, in turn, is dependent upon the tax classification of certain assets and transactions upon which Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) did not opine or advise. Accordingly, Skadden’s opinion regarding Newcastle’s REIT status (and thus its opinion regarding the Company’s REIT status) is conditioned upon the accuracy of certain opinions of other law firms addressing these assets and transactions, and Skadden believes this conditionality is consistent with longstanding industry practice. The Company respectfully informs the Staff that Skadden has issued publicly filed opinions regarding Newcastle’s REIT status that were conditioned upon the accuracy of opinions issued by other law firms since 2002.

In response to the remainder of the Staff’s comment, a revised draft of Skadden’s opinion regarding the Company’s REIT status has been provided for the Staff’s supplemental review and is attached hereto as Annex A, with new text underlined for ease of reference. The opinion paragraph contained in such opinion has been revised to refer to the “proposed method of operation” as disclosed in the Revised Registration Statement. A draft opinion of Skadden regarding Newcastle’s REIT status has also been provided for the Staff’s supplemental review and is attached hereto as Annex B.

* * *

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

Annex A – New Residential Tax Opinion

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720	FIRM/AFFILIATE
__________________	OFFICES
-----------
TEL: (312) 407-0700	BOSTON
FAX: (312) 407-0411	HOUSTON
www.skadden.com	LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
, 2013	BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO

New Residential Investment Corp.

1345 Avenue of the Americas

New York, New York 10105

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain Federal income tax considerations in connection with the offering (the “Offering”) by New Residential Investment Corp., a Delaware corporation (“New Residential”), of shares of Common Stock, par value $0.01 per share, pursuant to a Registration Statement on Form S-11 (File No.        ), including all amendments or supplements thereto, filed with the Securities and Exchange Commission (the “Registration Statement”).

We have acted as tax counsel to New Residential in connection with the preparation and filing of the Registration Statement and certain other documents. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of officers of New Residential (the “New Residential Officers’ Certificate”) relating to, among other things, the actual and proposed operations of New Residential and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). Moreover, we are, at your request, relying on the accuracy and completeness of all information provided in (i) a certificate, dated July 18, 2012, executed by officers of FHC Property Management LLC (“FHC,” and such certificate, the “FHC Officers’ Certificate”) and (ii) a certificate, dated the date hereof, executed by officers of Newcastle

New Residential Investment Corp.

                , 2013

Investment Corp. (“Newcastle,” and such certificate, the “Newcastle Officers’ Certificate,” and, collectively with the New Residential Officers’ Certificate and FHC Certificate, the “Officers’ Certificates”). For purposes of our opinion, we have not independently verified the facts, representations and covenants set forth in the Officers’ Certificates, the Registration Statement, or in any other document. In particular, we note that the Company, FHC, and Newcastle have engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. We have, consequently, assumed and relied on your representations and the representations of Newcastle, as the case may be, that the information presented in the Officers’ Certificates, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describes all material facts with respect to the matters addressed in the New Residential Officers’ Certificate and the Newcastle Officers’ Certificate, as the case may be. We have assumed that the statements, representations and covenants presented in all such documents and the Officers’ Certificates are true without regard to any qualification as to knowledge, belief, or intent. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein. We have, at your request, also relied upon the following opinions relating to Newcastle: (i) the opinion of Brown & Wood LLP, dated May 5, 1999, regarding the qualification of Impac Commercial Holdings, Inc. as a real estate investment trust (“REIT”); (ii) the opinion of Thacher Proffitt & Wood, dated July 22, 1999, in connection with the issuance of certain notes by Fortress CBO Investments I, Limited and Fortress CBO Investments I Corp.; (iii) the opinion of Sidley & Austin, dated November 17, 1999, in connection with the issuance of certain certificates by Fortress Commercial Mortgage Trust 1999-PC1; (iv) the opinion of Sidley & Austin, dated May 27, 1999, in connection with the issuance of certain certificates by Government Lease Trust; (v) the opinion of Sidley Austin Brown & Wood LLP, dated December 31, 2001, in connection with the issuance of certain notes by FIC GSA Mezzanine Borrower LLC and FIC Houston LLC; (vi) the opinion of Thacher Proffitt & Wood, dated July 12, 2002, in connection with the issuance of certain bonds by Impac CMB Trust 1998-C1; (vii) the opinion of Thacher Proffitt & Wood LLP, dated November 16, 2006, regarding the tax treatment of certain notes by Newcastle CDO VIII 1, Limited, Newcastle CDO VIII 2, Limited, and Newcastle CDO VIII LLC; (viii) the opinion of Sidley Austin Brown & Wood LLP, dated March 25, 2004, in connection with the acquisition by DBNCH Circle LLC and DBNCF Circle LLC of certain petroleum properties from Circle K Stores, Inc.; and (ix) the opinion of Sidley Austin Brown & Wood LLP, dated March 25, 2004, in connection with the leaseback of such petroleum properties by DBNCH Circle LLC and DBNCF Circle LLC to Circle K Stores, Inc.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) New Residential and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) Newcastle, and each of the entities in which it holds, or has held, a direct or indirect interest, has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Delaware, the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company or Newcastle and the entities in which each of the Company or Newcastle holds, or has held, a direct or indirect interest, have been formed, and (iv) each of the written agreements to which the Company or Newcastle or the entities in which each of the Company or Newcastle holds, or has held, a direct or indirect interest, is a party will be implemented, construed and enforced in accordance with its terms.

New Residential Investment Corp.

                , 2013

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to New Residential or any investment therein, other than as expressly stated herein.

Based on the foregoing, we are of the opinion that, commencing with New Residential’s initial taxable year ending on December 31, 2013, New Residential has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation, as disclosed in the Registration Statement, will enable it to meet the requirements for qualification and taxation as a REIT.

As noted in the Registration Statement, New Residential’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of New Residential’s operation for any one taxable year satisfy the requirements for taxation as a REIT under the Code.

In addition, and as noted in the Registration Statement, New Residential’s ability to qualify as a REIT under the Code depends on Newcastle’s continued qualification as a REIT for the 2013 and, potentially, 2014 taxable years. Concurrently herewith, we have issued an opinion to Newcastle to the effect that, commencing with Newcastle’s initial taxable year ending December 31, 2002, Newcastle has been organized in conformity with the requirements for qualification as a REIT under the Code, and its actual method of operation through the date hereof has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT (the “Newcastle Opinion”). It should be noted that the Newcastle Opinion is based on the assumptions described therein, the Newcastle Officers’ Certificate and the FHC Officers’ Certificate. Additionally, Newcastle’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. No assurance can be given as to whether the actual results of Newcastle’s operation for any one taxable year will enable it to qualify as a REIT under the Code, nor can any assurance be given that a failure of Newcastle to qualify as a REIT under the Code will not prevent New Residential from qualifying as a REIT under the Code. Accordingly, we have assumed for purposes of this opinion that Newcastle will qualify as a REIT under the Code for the 2013 and 2014 taxable years.

New Residential Investment Corp.

                , 2013

This opinion has been prepared for you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “Operational and Regulatory Structure,” “Risk Factors,” and “U.S. Federal Income Tax Considerations,” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

Annex B – Newcastle Tax Opinion

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720	FIRM/AFFILIATE
__________________	OFFICES
-----------
TEL: (312) 407-0700	BOSTON
FAX: (312) 407-0411	HOUSTON
www.skadden.com	LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
, 2013	BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO

Newcastle Investment Corp.

1345 Avenue of the Americas

New York, New York 10105

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain Federal income tax considerations in connection with the offering (the “Offering”) by New Residential Investment Corp., a Delaware corporation (“New Residential”), of shares of Common Stock, par value $0.01 per share (the “Common Stock”), pursuant to a Registration Statement on Form S-11 (No. ) filed with the Securities and Exchange Commission (the “Registration Statement”).

We have acted as tax counsel to New Residential in connection with the Offering. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate (the “Officers’ Certificate”) containing certain factual representations and covenants of officers of Newcastle Investment Corp., a Maryland Corporation (“Newcastle”), relating to, among other things, the actual and proposed operations of Newcastle and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). Moreover, we are, at your request, relying on the accuracy and completeness of all information provided in a certificate, dated July 18, 2012, executed by officers of FHC Property Management LLC (“FHC,” and such certificate, the “FHC Certificate”). For purposes of our opinion, we have not independently verified the facts, representations and covenants set forth in the Officers’ Certificate, the FHC Certificate, or in any other document. In particular, we note that the Company has engaged in, and may engage

Newcastle Investment Corp.

                , 2013

in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. We have, consequently, assumed and relied on your representations and the representations of FHC, as the case may be, that the information presented in the Officers’ Certificate, the FHC Certificate, and other documents, or otherwise furnished to us, accurately and completely describes all material facts with respect to the matters addressed in the Officers’ Certificate or the FHC Certificate, as the case may be. We have assumed that the statements, representations and covenants presented in such documents are true without regard to any qualification as to knowledge, belief, or intent. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificate or the FHC Certificate may affect our conclusions set forth herein. We have, at your request, also relied upon: (i) the opinion of Brown & Wood LLP, dated May 5, 1999, regarding the qualification of Impac Commercial Holdings, Inc. as a real estate investment trust (“REIT”); (ii) the opinion of Thacher Proffitt & Wood, dated July 22, 1999, in connection with the issuance of certain notes by Fortress CBO Investments I, Limited and Fortress CBO Investments I Corp.; (iii) the opinion of Sidley & Austin, dated November 17, 1999, in connection with the issuance of certain certificates by Fortress Commercial Mortgage Trust 1999-PC1; (iv) the opinion of Sidley & Austin, dated May 27, 1999, in connection with the issuance of certain certificates by Government Lease Trust; (v) the opinion of Sidley Austin Brown & Wood LLP, dated December 31, 2001, in connection with the issuance of certain notes by FIC GSA Mezzanine Borrower LLC and FIC Houston LLC; (vi) the opinion of Thacher Proffitt & Wood, dated July 12, 2002, in connection with the issuance of certain bonds by Impac CMB Trust 1998-C1; and (vii) the opinion of Thacher Proffitt & Wood LLP, dated November 16, 2006, regarding the tax treatment of certain notes by Newcastle CDO VIII 1, Limited, Newcastle CDO VIII 2, Limited, and Newcastle CDO VIII LLC. In addition, we have, at your request, relied upon (i) the opinion of Sidley Austin Brown & Wood LLP, dated March 25, 2004, in connection with the acquisition by DBNCH Circle LLC and DBNCF Circle LLC of certain petroleum properties from Circle K Stores, Inc., and (ii) the opinion of Sidley Austin Brown & Wood LLP, dated March 25, 2004, in connection with the leaseback of such petroleum properties by DBNCH Circle LLC and DBNCF Circle LLC to Circle K Stores, Inc.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) Newcastle and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s

Newcastle Investment Corp.

                , 2013

best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to Newcastle or any investment therein, other than as expressly stated herein.

Based on the foregoing, we are of the opinion that, commencing with Newcastle’s initial taxable year that ended on December 31, 2002, Newcastle has been organized in conformity with the requirements for qualification as a REIT under the Code, and its actual method of operation through the date of this letter has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT. Newcastle’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of Newcastle’s operation for any one taxable year satisfy the requirements for taxation as a REIT under the Code.

This opinion has been prepared for you and New Residential in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,